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                      CERTIFICATE OF ENGLISH TRANSLATIONS

Pursuant to Rule 306 of Regulation S-T, the registrant certifies that the two exhibits in Item 19 (b), (I) Articles of Incorporation, (2) Regulations of the Board of Directors, are fair and accurate English translations.

                               SONY CORPORATION
                               ......................

                                  (Registrant)

                               BY   /s/ TAMOTSU IBA
                                   ............................

                                   Tamotsu Iba
                                   Executive Deputy President, and C.F.O.

Date   September 14, 1998
       .........................